JEFFERIES LLC AND SUBSIDIARIES

(SEC I.D. No. 8-15074)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2015
AND
INDEPENDENT AUDITORS' REPORT

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Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
and Regulation 1.10(g) under the
Commodity Exchange Act
as a PUBLIC DOCUMENT.